Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: February 11, 2021

CNBC Interview: Transcript

Corporate Participants:

K. Moelis, Chairman of the Board of Directors of Atlas Crest Investment Corp.

The following is a transcript of a CNBC interview

Moelis and Company founder Ken Moelis breaks down his market forecast and SPAC outlook

David Faber:

Our next guest said his firm saw the highest level of M&A activity in its firm’s history despite COVID lockdowns over the last year and certainly the last quarter. Joining us now is Ken Moelis. He is the founder, CEO and chairman of Moelis & Company. Ken, always good to have you here. I’d love to just start off on the quarter itself. Your company’s stock is up a bit this morning, near all-time highs. I think you said that it’s the highest level of client activity you’ve ever seen. Is that the case, and if so why?

Ken Moelis:

Hi David, good morning. Yes, I think we continue to see just what you’re talking about on this show today: the disruptive nature of the economy, the low interest rates, and every company in the world I think who started out with their business in January 1, 2020—I’ve gotta believe by January 1, 2021 they’ve had thoughts as to whether they are in the right businesses, with the right capitalizations and the right digital strategies. So there’s just a lot of transformation going on.

David Faber:

Yeah you know, you said this on the call and I wanted to ask you to sort of expand on it. You said I’ve never seen the business community in a shorter amount of time rethink everything about what they’re doing. What does that actually mean?

Ken Moelis:

Well that’s correct. I think if you were in business a year ago today you didn’t have a great view of COVID. Well maybe some people did what it would do to the world, what it would do to digital transformation. I think we’ve accelerated lots of changes in the the economy, by five to 10 years. I know we might talk about one that I was involved with yesterday in terms of taking an exciting, disruptive company public.

David Faber:

Oh yeah, oh yeah, we’ll get there.

Ken Moelis:

I figured that might happen, but this is happening in almost every business in America, and it’s exciting for some. It’s also defensive for some. Some people have to take a defensive move.

David Faber:

Right, and it’s funny, because you have a restructuring business that obviously benefitted—certainly in the early part of COVID where it looked like there were going to be a lot of restructurings. Has that followed through or is it -- are you surprised, Ken, at where we are 11 months in, given what we saw in the March/April period.

Ken Moelis:

Yes, it would be hard for me to have predicted this. I think it’s a testament to free market capitalism innovation. It’s extraordinary what the community has done in the face of a world that was turned upside down, to reimagine their business and come out where it is. It really is an amazing year.

David Faber:

Yeah, but you and I have been talking for a long time you’re not a huge fan of what the Fed is doing, I can’t imagine you are and don’t you believe in some way it’s planting seeds for some, the seeds of our own demise, not to put it too sharply.

Ken Moelis:

David, I really put this year in a different box. In most years I might have that view, but this was--there was sort of--I look at as almost eminent domain that there was a taking of certain peoples’ livelihoods, and businesses were shut by order of the government and deemed to be for the benefit of all. By the way we’ll determine if that was the correct answer one day but it happened. And if the government forces you out of your business, I do think that the government has to take extraordinary steps to recompense you for that.

David Faber:

Well ok. You’re not worried about the level of speculation in the market. I mean, let’s go. Carnival today: three and a half billion dollars, six-year notes, 5.75% I think is what they’re getting, unsecured, Ken. That doesn’t concern you?

Ken Moelis:

No. Look, there are sophisticated people on both sides—Carnival has a great franchise. There will be people cruising any day now. Or you could put your money into, I think, German Bunds for 10 years and get back negative money. So I think people are taking their choice and making their investments, David, and you know I think that’s probably a valid investment in a great franchise.

David Faber:

How are you preparing, for the fact that maybe, you know, if it is a sort of a speculative period we’re in that it could come to an end somewhat similar to let’s say what we saw in 2000? I mean are you at Moelis sort of positioned for that, even if you don’t expect it?

Ken Moelis:

Yes, look, I think you always expect the unexpected. It’s one thing take your risks in certain places. We maintain an unlevered, very liquid balance sheet, and then we take our risks operationally, in things we’re experts at. And then we maintain a buffer against the unknown and I think it’s a good way to go that’s worked pretty well for us.

David Faber:

All right let’s talk about flying cars. You talk about speculation. I kid--they’re not really cars. I saw the pictures. They’re urban mobility vehicles. Atlas went up yesterday, you did this deal with Archer, fairly large valuation. You’re basing it off of 2026 numbers. Talk about speculation, Ken. I don’t know. How can I believe in something like this?

Ken Moelis:

David because there’s really no speculation involved. If you think about it, you act about vertical takeoff and landing; that used to be called a helicopter. There’s 15,000 of them right now and they vertically take off and land. We’re adding the word electric to it. And not only that, so think about it, we’re going to have a cleaner, cheaper and, by the way, way safer option. There are 12 rotors on these planes and one of the reasons I am uncomfortable in a helicopter because there are multiple points of single failure, and if you look at a helicopter, it’s not really made to glide to a stop so easily. And then lastly, the replacement cycle, just on substituting .electronic takeoff and landing vehicles for these helicopters is a massive market. And the technology exists. There is nothing to invent. You just put 12 rotors on and all of a sudden you have 100 times quieter. In flight these vehicles will be 100 times quieter. They will be significantly safer, they’ll be significantly cleaner and significantly cheaper, and usually that even drives the market. So there are only 15,000 helicopters now. Can you envision a world if you can accomplish that?

David Faber:

Is the FAA already . . . I mean where are they? Where are we going to be? So in 2026, these things are going to be all over the place and I’m going to be walking out of my apartment and one is going to land on my street and take me to work?

Ken Moelis

Well, maybe not that much but look up in the sky. You will probably see five helicopters an hour. I mean that enough is maybe 15,000 replacement helicopters. So if we double that to 10 an hour that you saw that would be 30,000. The market is enormous. The batteries, I heard you talking on as the batteries, which definitely will evolve—you go from a 60-mile distance to 100-mile distance— I’ll make it easier for you to go to your Hamptons home one day, you go out to lunch, come back for an afternoon shot. No one will even know you were gone, David.

David Faber:

Well, these days, no one knows I am gone anyway because I can work from home. And by the way, I’m not in the Hamptons. I mean on SPACs in general, you did this deal, you priced another one, you’re involved in others. Is this here to stay? We talk a lot about it. It’s certainly been an area for providing growth capital for companies like the one we were just talking about. Am I going to be talking about SPACs a year from now?

Ken Moelis:

Yes, David, in the last 20 years, the number of common stocks that you trade by name has decreased by 50%. 50% of the names are gone and the reason that is, is large pools of capital--private equity and late-stage venture--they organize tremendous pools of capital. There is a trillion and a half dollars of private equity on the sidelines, and there is 300 billion now of SPACs. You seem to be worried about that. But they are getting access now to companies at earlier stages of development, they’re getting the projections early. The entrepreneurs who are going public through these companies are getting certainty, they don’t have to go through a 10- or 12-month IPO process. As you can see how fast and how certain we have gotten Archer to have a fully funded business plan at an early stage of development with some of the greatest investors in the world who got to sit with management—look at their five-year model, meet the people, really understand it in a way you can’t do through the public market IPO because of the regulatory laws. It’s a really spectacular way of bringing big institutional money into a new market.

David Faber:

Yeah, finally, speaking of flying, are you going to get bankers back on airplanes?

Ken Moelis:

Yeah, I can’t wait. Personally can’t wait. I know most of our bankers can’t wait. I’m very optimistic. I’ve been spending time around the vaccine. I think this is all going to come back faster than you think. People like being with each other, David. It’s so much more fun to be in business when you actually are in person.

David Faber:

Yeah, I look forward to that as well. Maybe even seeing you, Ken.

Ken Moelis:

One of these days.

David Faber:

Thank you, Ken Moelis.

Additional Information

In connection with the proposed business combination between Atlas Crest Investment Corp. (“Atlas”) and Archer Aviation Inc. (“Archer”) (the “Business Combination”), Atlas intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the proxy statement/prospectus in connection with Atlas’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination, and such information and names of Archer’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Atlas’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to and hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in our securities following the business combination if it fails to meet the expectations of investors or securities analysts; our inability to protect our intellectual property rights from unauthorized use by third parties; our need for and the availability of additional capital; cybersecurity risks; the dual class structure of our common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s final prospectus filed on October 29, 2020, under the heading “Risk Factors,” and other documents of Atlas Crest filed, or to be filed, with the SEC.  If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Atlas presently does not know or that Atlas currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Atlas’ expectations, plans or forecasts of future events and views as of the date of this communication. Atlas anticipates that subsequent events and developments will cause Atlas’ assessments to change. However, while Atlas may elect to update these forward-looking statements at some point in the future, Atlas specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.